EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
TEXAS INDUSTRIES, INC. AND SUBSIBIARIES

	Nine Months ended
	February 28,	February 28,		Year Ended May 31,
In Thousands except ratios	2014	2013	2013	2012	2011	2010	2009
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$(41,762)	$(28,249)	$(24,260)	$287	$(113,349)	$(71,130)	$(44,973)
Fixed charges	56,719	55,069	73,905	72,724	70,770	57,544	54,040
Amortization of capitalized interest	5,051	1,735	2,314	2,314	2,314	2,314	2,314
Less: Interest capitalized	—	(29,410)	(36,535)	(33,685)	(18,694)	—	(14,394)
Adjusted earnings (loss)	$20,008	$(855)	$15,424	$41,640	$(58,959)	$(11,272)	$(3,013)

Fixed charges
Interest expense	$50,650	$20,911	$30,744	$32,587	$43,975	$45,434	$28,418
Interest capitalized	—	29,410	36,535	33,685	18,694	—	14,394
Net amortization of debt discount, premium and issuance expense	1,553	1,551	2,063	2,248	3,608	6,807	4,868
Interest portion of rent expense	4,516	3,197	4,563	4,204	4,493	5,303	6,360
Total fixed charges	$56,719	$55,069	$73,905	$72,724	$70,770	$57,544	$54,040

Ratio of earnings to fixed charges	0.35	(0.02)	0.21	0.57	—	—	—

Deficiency of earnings to cover fixed charges	$36,711	$55,924	$58,481	$31,084	$129,729	$68,816	$57,053